Prospectus Supplement No. 1
(to Prospectus dated September 2, 2011)
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176426

9,713,750 Shares of Common Stock
of
Ante5, Inc.

     This prospectus supplement supplements the prospectus dated September 2, 2011 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-176426).  This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2011 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

     The Prospectus and this prospectus supplement relate to the offer and sale of up to 9,713,750 shares of common stock by the selling security holders listed on pages 41 and 42 of the Prospectus, including their permitted pledges, donees, transferees or other successors in interest. We will not receive any proceeds from any sales of the common stock by the selling security holders.

     This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

     Our common stock is currently traded on the OTC Bulletin Board, or the OTCBB, and the OTC Quote Board, or OTCQB, under the symbol “ANFC.” On November 14, 2011, the last reported bid price per share of our common stock as quoted on the OTCBB was $0.80 per share.

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of the Prospectus for some risks regarding investment in the common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q
(Mark One)

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For Quarterly Period Ended September 30, 2011
or

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _______________ to ______________

Commission File Number 000-53952

ANTE5, INC.
(Name of registrant in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	27-2345075 (I.R.S. Employer Identification No.)

10275 Wayzata Blvd. Suite 310, Minnetonka, Minnesota 55305
(Address of principal executive offices) (Zip Code)

Issuer’s telephone Number: (952) 426-1241

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes	☒	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	☐	No	☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock as of the latest practicable date.

The number of shares of registrant’s common stock outstanding as of November 11, 2011 was 47,402,965.

TABLE OF CONTENTS

PART I - FINANCIAL INFORMATION
ITEM 1.	FINANCIAL STATEMENTS (Unaudited)	1
	Condensed Balance Sheets at September 30, 2011 (Unaudited) and December 31, 2010	1
	Unaudited Condensed Statements of Operations for the Three Months Ended September 30, 2011 and 2010 and the Nine Months Ended September 30, 2011 and the Period from April 9, 2010 (Inception) to September 30, 2010	2
	Unaudited Condensed Statement of Cash Flows for the Nine Months Ended September 30, 2011 and the period from April 9, 2010 (Inception) to September 30, 2010	3
	Notes to the Condensed Financial Statements (Unaudited)	4
ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	18
ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	28
ITEM 4.	CONTROLS AND PROCEDURES	28

PART II - OTHER INFORMATION
ITEM 1.	LEGAL PROCEEDINGS	29
ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS	29
ITEM 3.	DEFAULTS UPON SENIOR SECURITIES	30
ITEM 4.	(REMOVED AND RESERVED)	30
ITEM 5.	OTHER INFORMATION	30
ITEM 6.	EXHIBITS	30
	SIGNATURES	31

PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMETNS

ANTE5, INC.
CONDENSED BALANCE SHEETS

	September 30, 2011	December 31, 2010
ASSETS	(Unaudited)

Current assets:
Cash and cash equivalents	$3,212,444	$8,577,610
Accounts receivable	978,051	15,840
Prepaid expenses	121,655	8,431
Current portion of contingent consideration receivable	250,000	287,000
Total current assets	4,562,150	8,888,881

Contingent consideration receivable, net of current portion and allowance of $878,650	6,062,103	6,185,000

Property and equipment:
Oil and natural gas properties, full cost method of accounting
Proved properties	7,780,914	-
Unproved properties	13,321,935	4,343,389
Other property and equipment	62,360	15,706
Total property and equipment	21,165,209	4,359,095
Less, accumulated depreciation, amortization and depletion	(439,924)	(13,725)
Total property and equipment, net	20,725,285	4,345,370

Total assets	$31,349,538	$19,419,251

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$2,398,693	$325,584
Accounts payable, related parties	6,985	76,777
Accrued expenses	-	47,267
Royalties payable	315,606	323,600
Current portion of deferred tax liability	80,400	119,400
Total current liabilities	2,801,684	892,628

Asset retirement obligations	3,667	-

Deferred tax liability, net of current portion	2,232,100	2,573,600

Total liabilities	5,037,451	3,466,228

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.001 par value, 100,000,000 shares authorized, 47,402,965 and 37,303,614 shares issued and outstanding at September 30, 2011 and December 31, 2010, respectively	47,403	37,304
Additional paid-in capital	27,807,637	16,654,223
Accumulated (deficit)	(1,542,953)	(738,504)
Total stockholders' equity	26,312,087	15,953,023

Total liabilities and stockholders' equity	$31,349,538	$19,419,251

See accompanying notes to financial statements.

ANTE5, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended	April 9, 2010 (Inception) to
	2011	2010	September 30, 2011	September 30, 2010

Oil and gas sales	$900,511	$-	$1,248,041	$-

Operating expenses:
Production expenses	362,560	-	379,535	-
Production taxes	101,936	-	138,939	-
General and administrative	474,570	148,064	1,332,556	487,594
Depletion of oil and gas properties	327,363	-	431,893	-
Accretion of discount on asset retirement obligations	154	-	420	-
Depreciation and amortization	2,869	743	8,951	1,362
Total operating expenses	1,269,452	148,807	2,292,294	488,956

Net operating loss	(368,941)	(148,807)	(1,044,253)	(488,956)

Other income (expense):
Interest income	252	1,988	1,664	4,044
Interest (expense)	(38,233)	(2,889)	(63,723)	(11,429)
Other income	20,410	140,882	20,410	140,882
Loss on disposal of equipment	-	-	(1,061)	-
Indemnification expenses	-	-	(97,986)	-
Total other income (expense)	(17,571)	139,981	(140,696)	133,497

Loss before provision for income taxes	(386,512)	(8,826)	(1,184,949)	(355,459)

Provision for income taxes	48,300	-	380,500	-

Net (loss)	$(338,212)	$(8,826)	$(804,449)	$(355,459)

Weighted average number of common shares outstanding - basic and fully diluted	45,661,345	21,292,333	41,364,318	21,292,333

Net (loss) per share - basic and fully diluted	$(0.01)	$-	$(0.02)	$(0.02)

See accompanying notes to financial statements.

ANTE5, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months Ended September 30, 2011	April 9, 2010 (Inception) to September 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(804,449)	$(355,459)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Depletion of oil and gas properties	431,893	-
Depreciation and amortization	8,951	1,362
Accretion of discount on asset retirement obligations	420	-
Loss on disposal of equipment	1,061	-
Loss on sale of debt securities	-	8,363
Common stock granted for services	43,120	-
Common stock warrants granted	46,264	-
Common stock warrants granted, related parties	8,164	-
Common stock options granted, related parties	492,359	58,425
Decrease (increase) in assets:
Accounts receivable	(962,211)	(11,633)
Prepaid expenses	(113,224)	(15,234)
Contingent consideration receivable	159,897	141,365
Increase (decrease) in liabilities:
Accounts payable	187,100	(23,378)
Accounts payable, related parties	(69,792)	-
Accrued expenses	(47,267)	29,546
Royalties payable	(7,994)	(9,294)
Deferred tax liability	(380,500)	-
Net cash used in operating activities	(1,006,208)	(175,937)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired in spin-off from Ante4, Inc.	-	258,712
Proceeds from sale of short term investments	-	3,700,000
Purchases and increases in oil and gas properties	(9,929,935)	-
Purchases of other property and equipment	(62,360)	-
Net cash used in investing activities	(9,992,295)	3,958,712

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on line of credit	-	(2,437,336)
Proceeds from the sale of common stock, net of $526,444 of offering costs	5,616,057	-
Proceeds from the exercise of common stock options	17,280	-
Net cash provided by (used in) financing activities	5,633,337	(2,437,336)

NET CHANGE IN CASH	(5,365,166)	1,345,439
CASH AT BEGINNING OF PERIOD	8,577,610	-
CASH AT END OF PERIOD	$3,212,444	$1,345,439

SUPPLEMENTAL INFORMATION:
Interest paid	$9,295	$6,854
Income taxes paid	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Purchase of oil and gas properties paid subsequent to period-end	$1,886,009	$-
Purchase of oil and gas properties through issuance of common stock	$4,940,269	$-
Capitalized asset retirement obligations	$3,247	$-

See accompanying notes to financial statements.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

Note 1 – Organization and Nature of Business

Ante5, Inc. (the “Company”) became an independent company in April 2010 when the spin-off from our former parent company, Ante4, Inc. (now Voyager Oil & Gas, Inc.), became effective.  We became a publicly traded company when our shares began trading on July 1, 2010.  Since October 2010, we have been engaged in the business of acquiring oil and gas leases and participating in the drilling of wells in the Bakken and Three Forks trends in North Dakota and Montana.  Our strategy is to participate in the exploration, development and production of oil and gas reserves as a non-operating working interest owner in a growing, diversified portfolio of oil and gas wells.  We aggressively seek to accumulate mineral leases to position us to participate in the drilling of new wells on a continuous basis.  Occasionally we also purchase working interests in producing wells.

We also inherited assets from our former parent company prior to our spin off.  These historical assets relate to our former parent company’s business as WPT Enterprises, Inc., when it created internationally branded products through the development, production and marketing of televised programming based on gaming themes.  The primary historical gaming asset is our license agreement with a subsidiary of PartyGaming, PLC, an international online casino gaming company.  We are entitled to royalty payments from that license agreement.  We manage our historical assets to monetize them.  Our common stock is currently traded on the OTC QB and OTC BB under the trading symbol “ANFC”.

The Company’s focus is the acquisition, exploration, development and production of crude oil and natural gas properties, primarily in the Bakken and Three Forks trends in North Dakota and Montana.  We believe that our prospective success revolves around our ability to acquire mineral rights and participate in drilling activities by virtue of our ownership of such rights and through the relationships we have developed with our operating partners.

As a non-operating working interest partner, we participate in drilling activities primarily on a heads-up basis.  Before a well is spud, an operator is required to offer all mineral lease owners in the designated well spacing unit the right to participate in the drilling and production of the well.  Drilling costs and revenues from oil and gas sales are split pro-rata based on acreage ownership in the designated drilling unit.  We rely on our operator partners to identify specific drilling sites, permit, and engage in the drilling process.  As a non-operator we are focused on maintaining a low overhead structure.

We commenced our oil and gas business in the fall of 2010 and, completed our initial reservoir engineering calculations as of June 30, 2011.  Our goal is to deploy our capital to maximize our oil and gas production and reserves.

Note 2 – Basis of Presentation and Significant Accounting Policies

The interim condensed financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to not make the information presented misleading.

These statements reflect all adjustments, which in the opinion of management, are necessary for fair presentation of the information contained therein. Except as otherwise disclosed, all such adjustments are of a normal recurring nature. It is suggested that these interim condensed financial statements be read in conjunction with the audited financial statements for the year ended December 31, 2010, which were included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.  The Company follows the same accounting policies in the preparation of interim reports.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

Former Development Stage Company
Prior to 2011, the Company was considered a development stage company as defined by FASB ASC 915-10-05.  As a development stage enterprise, the Company had disclosed the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date.  An entity remains in the development stage until such time as, among other factors, revenues have been realized.  The Company’s realized revenues and oil & gas operations in 2011 met this criteria, as such, the Company is no longer a development stage company and, accordingly, the cumulative statements of operations and cash flows from inception to the current balance sheet date have not been presented.

Comparative Periods
The Company was spun-off from an unrelated business in April of 2010.  As a result, the comparative financial statements for the nine month period ended September 30, 2010 are based on a short period.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The oil and gas industry is subject, by its nature, to environmental hazards and clean-up costs.  At this time, management knows of no substantial losses from environmental accidents or events for which the Company may be currently liable.

Cash and Cash Equivalents
Cash equivalents include money market accounts which have maturities of three months or less.  For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.  Cash equivalents are stated at cost plus accrued interest, which approximates market value.  Cash and cash equivalents consist of the following:

	September 30, 2011	December 31, 2010

Cash	$205,678	$131,859
Money market funds	3,006,766	8,445,751
Total	$3,212,444	$8,557,610

Cash in Excess of FDIC Insured Limits
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.  Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $200,000.  At September 30, 2011, the Company had approximately $2,805,800 in excess of FDIC insured limits.  The Company has not experienced any losses in such accounts.

Website Development Costs
The Company accounts for website development costs in accordance with ASC 350-50, “Accounting for Website Development Costs” (“ASC 350-50”), wherein website development costs are segregated into three activities:

1)	Initial stage (planning), whereby the related costs are expensed.

2)
Development (web application, infrastructure, graphics), whereby the related costs are capitalized and amortized once the website is ready for use. Costs for development content of the website may be expensed or capitalized depending on the circumstances of the expenditures.

3)
Post-implementation (after site is up and running: security, training, admin), whereby the related costs are expensed as incurred. Upgrades are usually expensed, unless they add additional functionality.

We have incurred a total of $40,000 of website development costs from inception through the date of this report as incurred pursuant to the development stage. As a result, these costs have been capitalized, but depreciation has not yet commenced.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

Income Taxes
Ante5 recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered.  Ante5 provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Segment Reporting
Under FASB ASC 280-10-50, the Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Fair Value of Financial Instruments
Under FASB ASC 820-10-05, the Financial Accounting Standards Board establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  This Statement reaffirms that fair value is the relevant measurement attribute.  The adoption of this standard did not have a material effect on the Company’s financial statements as reflected herein.  The carrying amounts of cash, accounts payable and accrued expenses reported on the balance sheets are estimated by management to approximate fair value primarily due to the short term nature of the instruments.  The Company had no items that required fair value measurement on a recurring basis.

Non-Oil & Gas Property and Equipment
Property and equipment that are not oil and gas properties are recorded at cost and depreciated using the straight-line method over their estimated useful lives of three to seven years.  Expenditures for replacements, renewals, and betterments are capitalized.  Maintenance and repairs are charged to operations as incurred.  Long-lived assets, other than oil and gas properties, are evaluated for impairment to determine if current circumstances and market conditions indicate the carrying amount may not be recoverable.  The Company has not recognized any impairment losses on non-oil and gas long-lived assets.  Depreciation expense was $8,951 for the nine months ended September 30, 2011.

Revenue Recognition and Gas Balancing
The Company recognizes oil and gas revenues from its interests in producing wells when production is delivered to, and title has transferred to, the purchaser and to the extent the selling price is reasonably determinable.  The Company uses the sales method of accounting for gas balancing of gas production and would recognize a liability if the existing proven reserves were not adequate to cover the current imbalance situation.

Full Cost Method
The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to the exploration and development of oil and gas properties are initially capitalized into a single cost center ("full cost pool").  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling directly related to acquisition, and exploration activities.

Proceeds from property sales will generally be credited to the full cost pool, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to these costs.  A significant alteration would typically involve a sale of 25% or more of the proved reserves related to a single full cost pool.  As of September 30, 2011, the Company has had no property sales.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

The Company assesses all items classified as unevaluated property on a quarterly basis for possible impairment or reduction in value.  The assessment includes consideration of the following factors, among others: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned.  During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and are then subject to amortization.  As of September 30, 2011, the Company had no impairment or reduction in value within costs subject to the depletion calculation.

Capitalized costs associated with impaired properties and properties having proved reserves, estimated future development costs, and asset retirement costs under FASB ASC 410-20-25 are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers.  The costs of unproved properties are withheld from the depletion base until such time as they are either developed or abandoned.

Capitalized costs of oil and gas properties (net of related deferred income taxes) may not exceed an amount equal to the present value, discounted at 10% per annum, of the estimated future net cash flows from proved oil and gas reserves plus the cost of unproved properties (adjusted for related income tax effects).  Should capitalized costs exceed this ceiling, impairment is recognized.  The present value of estimated future net cash flows is computed by applying the arithmetic average first day price of oil and natural gas for the preceding twelve months to estimated future production of proved oil and gas reserves as of the end of the period, less estimated future expenditures to be incurred in developing and producing the proved reserves and assuming continuation of existing economic conditions.  Such present value of proved reserves' future net cash flows excludes future cash outflows associated with settling asset retirement obligations.  Should this comparison indicate an excess carrying value, the excess is charged to earnings as an impairment expense.

Impairment
FASB ASC 360-10-35-21 requires that assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Oil and gas properties accounted for using the full cost method of accounting (which the Company uses) are excluded from this requirement but continue to be subject to the full cost method's impairment rules.

FASB ASC 310-40 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.  The Company considers the contingent consideration receivable received pursuant to a sale of substantially all of the assets of Ante4, Inc., as received in the spin-off on April 16, 2010, to be accounted for in accordance with ASC 310-40.  As such, we test for impairment annually using the present value of expected future net cash flows.

Basic and Diluted Loss Per Share
The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities.  For the nine months ended September 30, 2011, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Stock-Based Compensation
The Company adopted FASB guidance on stock based compensation upon inception at April 9, 2010. Under FASB ASC 718-10-30-2, all share-based payments to employees, including grants of employee stock options, are to be recognized in the income statement based on their fair values.  Pro forma disclosure is no longer an alternative.  Stock options issued for services and compensation totaled $492,359 for the nine months ended September 30, 2011, using the Black-Scholes options pricing model and an effective term of 6 to 6.5 years based on the weighted average of the vesting periods and the stated term of the option grants and the discount rate on 5 to 7 year U.S. Treasury securities at the grant date.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

Uncertain Tax Positions
Effective upon inception at April 9, 2010, the Company adopted new standards for accounting for uncertainty in income taxes.  These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  These standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Various taxing authorities periodically audit the Company’s income tax returns.  These audits include questions regarding the Company’s tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions.  In evaluating the exposures connected with these various tax filing positions, including state and local taxes, the Company records allowances for probable exposures.  A number of years may elapse before a particular matter, for which an allowance has been established, is audited and fully resolved.  Ante5, Inc. has not yet undergone an examination by any taxing authorities.  Ante5 has indemnified Voyager Oil and Gas (Ante4), however, for any unrecognized liabilities which is limited to $2,500,000, and terminates on or about April 15, 2012.  In July of 2011 the Internal Revenue Service completed an examination of federal income tax returns of Voyager Oil and Gas (Ante4) for the years ended January 3, 2010 and December 28, 2008.  As a result of the examination Voyager Oil and Gas paid $11,417 of federal taxes and, based on the federal examination, filed amended state returns in California and paid an additional $48,666 in state taxes.  In addition, Voyager Oil and Gas paid an additional $37,903 in California payroll taxes related to an underpayment by Ante4 from 2010.

The assessment of the Company’s tax position relies on the judgment of management to estimate the exposures associated with the Company’s various filing positions.

Recent Accounting Pronouncements
In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The guidance in ASU 2011-08 is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The amendments also improve previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Also, the amendments improve the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. The amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which is effective for annual reporting periods beginning after December 15, 2011.  ASU 2011-05 will become effective for the Company on January 1, 2012.  This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity.  In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements.  This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income.  The adoption of ASU 2011-05 is not expected to have a material impact on our financial position or results of operations.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which is effective for annual reporting periods beginning after December 15, 2011.  This guidance amends certain accounting and disclosure requirements related to fair value measurements.  Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy.  ASU 2011-04 will become effective for the Company on January 1, 2012.  We are currently evaluating ASU 2011-04 and have not yet determined the impact that adoption will have on our financial statements.

In April 2011, the FASB issued ASU 2011-02, “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring”. This amendment explains which modifications constitute troubled debt restructurings (“TDR”). Under the new guidance, the definition of a troubled debt restructuring remains essentially unchanged, and for a loan modification to be considered a TDR, certain basic criteria must still be met. For public companies, the new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructuring occurring on or after the beginning of the fiscal year of adoption. The Company does not expect that the guidance effective in future periods will have a material impact on its financial statements.

Note 3 – Spin-Off

On April 16, 2010, the Company, formerly a wholly-owned subsidiary of Ante4, Inc., was spun-off. As a result, on June 14, 2010 the Company distributed a total of 21,292,333 shares to holders of record of Ante4, Inc. as of the close of trading on April 15, 2010 on a 1:1 basis.

The following table summarizes the fair value of assets acquired and liabilities assumed:

Assets acquired
Cash	$258,712
Accounts receivable	33,708
Investment in debt securities and related put rights	3,708,363
Contingent consideration receivable	7,532,985
Property and Equipment	15,706
Less: accumulated depreciation and depletion	(11,620)
Total assets acquired	11,537,854
Liabilities assumed
Accounts payable	449,164
Royalties payable	415,000
Line of credit	2,437,336
Notes payable	500,000
Deferred tax liability	3,144,400
Total fair value of assets, net of liabilities assumed	$4,591,954

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

Note 4 – Property and Equipment

Property and equipment at September 30, 2011 and December 31, 2010, consisted of the following:

	September 30, 2011	December 31, 2010
Oil and gas properties, full cost method:
Evaluated costs	$7,780,914	$-
Unevaluated costs, not subject to amortization or ceiling test	13,321,935	4,343,389
	21,102,849	4,343,389
Other property and equipment	62,360	15,706
	21,165,209	4,359,095
Less: Accumulated depreciation, amortization and depletion	(439,924)	(13,725)
Total property and equipment, net	$20,725,285	$4,345,370

The following table shows depreciation, depletion, and amortization expense by type of asset:

	September 30, 2011	September 30, 2010
Depletion of costs for evaluated oil and gas properties	$431,893	$-
Depreciation and amortization of other property and equipment	8,031	1,362
Total depreciation, amortization and depletion	$439,924	$1,362

Note 5 – Oil and Gas Properties

The following table summarizes gross and net productive oil wells by state at September 30, 2011.  A net well represents our percentage ownership of a gross well.  The following table does not include wells in which our interest is limited to royalty and overriding royalty interests.  The following table also does not include wells which were awaiting completion, in the process of completion or awaiting flow back subsequent to fracture stimulation.

	September 30, 2011
	Gross	Net

North Dakota	21	0.66
Total:	21	0.66

The Company’s oil and gas properties consist of all acreage acquisition costs (including cash expenditures and the value of stock consideration), drilling costs and other associated capitalized costs.  As of September 30, 2011 and December 31, 2010, our principal oil and gas assets included approximately 9,880 and 3,712 net acres, respectively, located in North Dakota.

In the third quarter of 2010, the Company acquired ownership interest in several mineral leases covering approximately 3,712 net acres.  In consideration for their assignment of these mineral leases, the Company paid the sellers a total of $2,969,648 of cash and issued to them 5,011,281 shares of our common stock, and assigned to the sellers a 2% overriding royalty interest in the mineral leases, effective on the closing.

In the first quarter of 2011, the Company has acquired at total of 1,974 net mineral acres.  In consideration for their assignment of these mineral leases, the Company paid a total of $2,410,032 of cash and issued 1,494,962 shares of our common stock.

In the second quarter of 2011, the Company acquired a total of 3,953 net mineral acres.  In consideration for their assignment of these mineral leases, the Company paid a total of $2,830,925 of cash and issued 2,649,189 shares of our common stock.

In the third quarter of 2011, the Company acquired a total of 240 net mineral acres.  In consideration for their assignment of these mineral leases, the Company paid a total of $720,667 of cash.

The following table summarizes our capitalized costs for the purchase and development of our oil and gas properties for the nine months ended September 30, 2011:

September 30, 2011
Purchases of oil and gas properties and development costs for cash	$9,929,935
Purchases of oil and gas properties for cash paid subsequent to September 30, 2011	1,886,009
Purchases of oil and gas properties through the issuance of common stock	4,940,269
Capitalized asset retirement obligations	3,247
Total purchase and development costs, oil and gas properties	$16,759,460

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

Note 6 – Related Party

Option Awards
On February 22, 2011, we granted 500,000 stock options to James Moe, our chief financial officer.  The options vest annually over three years beginning on March 14, 2012 and are exercisable until February 21, 2021 at an exercise price of $1.65 per share.  The total estimated value using the Black-Scholes Pricing Model, based on a volatility rate of 108% and a call option value of $1.3661, was $683,070, and is being amortized over the implied service term, or vesting period, of the options.  The Company recognized $123,333 of compensation expense during the nine months ended September 30, 2011.

Financing Arrangement
On May 2, 2011, we entered into a Revolving Credit and Security Agreement (the “Credit Agreement”) with certain lenders (collectively, the “Lenders” and individually a “Lender”) and Prenante5, LLC, as agent for the Lenders (PrenAnte5, LLC, in such capacity, the “Agent”).  The facility provides $10 million in financing to be made available for drilling projects on the Company’s North Dakota Bakken and Three Forks position.  The facility will be available for a period of three years over which time we may draw on the line seven times, pay the line down three times, and terminate the facility without penalty one time.  The facility sets the minimum total draw at $500,000 and requires Ante5, upon each draw, to provide the Lender with a compliance certificate that, along with other usual and customary financial covenants, states that Ante5 has at least twelve months interest coverage on its balance sheet in cash.

Morris Goldfarb, one of the Company’s directors, is participating as a Lender through the Agent with a commitment amount of $1.5 million in the facility.  In consideration for his participation through the agent, Mr. Goldfarb was issued 75,000 warrants (his pro-rata share as a Lender) with the same terms and conditions as the other warrants issued in connection with the closing of the Credit Agreement.  The warrants vest on the earlier of the 1 year anniversary of the grant date (May 2, 2012) or when 50% of the LOC has been advanced, and are exercisable until May 1, 2016 at an exercise price of $0.95 per share.  The total estimated value using the Black-Scholes Pricing Model, based on a volatility rate of 97% and a call option value of $0.7837, was $58,781, and is being amortized over the three year life of the credit agreement.  The Company recognized $8,164 of compensation expense during the nine months ended September 30, 2011.

Other Related Party Transactions
Our former President and Chief Executive Officer, Steve Lipscomb, receives a commission of 5% of a royalty stream from Peerless Media Ltd., recorded on the balance sheet as a contingent consideration receivable, in perpetuity as a result of an incentive arrangement with Mr. Lipscomb that was approved by Ante4’s Board of Directors in February 2009.  Mr. Lipscomb has received a total of $7,995 in commissions during the nine months ended September 30, 2011.  Mr. Lipscomb also has been retained as a consultant at a rate of $4,167 per month.  As of September 30, 2011 we owed Mr. Lipscomb $5,055 as reported within accounts payable on the balance sheet as of September 30, 2011.

We sublease office space on a month to month basis where the lessor is an entity owned by our CEO, Bradley Berman for approximately $1,077 per month.  We have paid a total of $10,447 to this entity during the nine months ended September 30, 2011.

During the nine months ended September 30, 2011, we paid $8,668 to an entity owned by our CEO, Bradley Berman for administrative services provided, and an additional $1,894 of reimbursable services were unpaid and reported within accounts payable on the balance sheet as of September 30, 2011.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

Note 7 – Contingent Consideration Receivable

As a result of a transaction between Ante4, Inc. (Ante4”) and Peerless Media Ltd. (“Buyer”) during fiscal year 2009, pursuant to which, Ante4 sold substantially all of its operating assets (the “Transaction”), Ante5, Inc. (the “Company”), as a result of the spin-off on April 16, 2010, is entitled to receive, in perpetuity, 5% of gross gaming revenue and 5% of other revenue of the Buyer generated by Ante4’s former business and assets that were sold to Buyer in the Transaction, subject to a 5% commission presented as Royalties Payable on the balance sheet. Buyer has guaranteed a minimum payment to us of $3 million for such revenue over the three-year period following the closing of the Transaction.  The Company prepared a discounted cash flow model to determine an estimated fair value of this portion of the purchase price as of November 2, 2009.  This value was recorded on the balance sheet of Ante4.  In connection with the spin-off described above, on April 16, 2010 Ante4 distributed this asset to its wholly-owned subsidiary, Ante5, Inc., which was spun-off and a registration statement was filed on Form 10-12/A, along with an Information Statement with the Securities and Exchange Commission for the purpose of spinning off the Ante5 shares from Ante4, Inc. to its stockholders of record on April 15, 2010.  We performed an impairment analysis as of December 31, 2010 which necessitated a write down and realization of an $878,650 valuation allowance, along with a corresponding adjustment of $80,057 to royalties payable.  The net amount resulted in the recognition of $798,593 of bad debt expense in the operating expense section of the statement of operations.  The following is a summary of the contingency consideration receivable and related royalties payable at September 30, 2011:

	Contingent Consideration Receivable	Royalties Payable	Net Contingent Consideration Receivable

Balance spun-off, April 16, 2010:	$7,532,985	$(415,000)	$7,117,985
Net royalties received and Commissions paid	(182,335)	11,343	(170,992)
Fair value adjustment	(878,650)	80,057	(798,593)
Balance, December 31, 2010	6,472,000	(323,600)	6,148,400
Net royalties received and Commissions paid	(159,897)	7,994	(151,903)
Balance, September 30, 2011	$6,312,103	$(315,606)	$5,996,497

The Company estimated its current portion of the contingent consideration receivable to be $250,000 based on the estimated net present value of royalties expected to be received in the next twelve months.

Note 8 – Fair Value of Financial Instruments

The Company adopted FASB ASC 820-10 upon inception at April 9, 2010. Under FASB ASC 820-10-5, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and FASB ASC 820-10-50 details the disclosures that are required for items measured at fair value.

The Company does not have any financial instruments that must be measured under the new fair value standard.  The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy.  The three levels are as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

Note 9 – Changes in Stockholders’ Equity

Preferred Stock
On April 9, 2010 (inception) the Company authorized 20,000,000 shares of $0.001 par value preferred stock.  No shares have been issued to date.

Common Stock
On April 9, 2010 (inception) the Company authorized 100,000,000 shares of $0.001 par value common stock.

On February 11, 2011 we acquired additional oil and gas acreage from three unaffiliated sellers in two separate transactions encompassing mineral leases covering a total of approximately 117 net acres in Mountrail, Williams and Dunn counties in North Dakota for which we paid total cash of $215,975 and issued a total of 17,952 shares of our common stock.  The fair value of the common stock exchanged was $29,621 based on the closing stock price at the date of agreement.

On February 28, 2011, we closed an asset purchase agreement with certain sellers under which we acquired the sellers’ ownership interest in several mineral leases covering approximately 732 net acres of oil and gas properties in Williams, Mountrail, Dunn, Burke, Billings, Golden Valley, McKenzie and Stark counties in North Dakota.  In consideration for their assignment of these mineral leases, we paid the sellers a total of $821,270 of cash and issued to them 205,050 shares of our common stock.  The fair value of the common stock exchanged was $328,080 based on the closing stock price at the date of agreement.

On March 16, 2011, we closed an asset purchase agreement with certain sellers under which we acquired the sellers’ ownership interest in several mineral leases covering approximately 1,105 net acres of undeveloped oil and gas properties and 20 net acres of developed producing properties in Mountrail, Williams and Burke Counties in North Dakota in the Williston Basin.  In consideration for their assignment of the mineral leases, we paid the sellers a total of $1,372,787 of cash and issued to them 871,960 shares of our common stock, and issued an additional 400,000 shares of our common stock to an unaffiliated designee of the sellers.  The fair value of the common stock exchanged was $1,933,379 based on the closing stock price at the date of agreement.

On March 18, 2011 a total of 24,000 options were exercised at various prices between $0.05 and $0.51 per share for total proceeds of $7,800.  The shares were subsequently issued on April 4, 2011.

On April 5, 2011, the Company acquired a total of 116 net mineral acres of undeveloped oil and gas properties located in Mountrail and Williams Counties within North Dakota.  In consideration for the assignment of these mineral leases, the Company paid a total of $145,025 of cash and issued 55,689 shares of our common stock.  The fair value of the common stock exchanged was $70,725 based on the closing stock price at the date of agreement.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

On April 28, 2011, the Company acquired a total of 3,837 net mineral acres of undeveloped oil and gas properties located in Dunn County, North Dakota.  In consideration for the assignment of these mineral leases, the Company paid a total of $2,685,900 of cash and issued 2,302,200 shares of our common stock.  The fair value of the common stock exchanged was $2,578,464 based on the closing stock price at the date of agreement.

On May 18, 2011 a total of 24,000 options were exercised at various prices between $0.05 and $0.51 per share by our CEO in exchange for total proceeds of $7,800.

On July 7, 2011 a total of 12,000 options were exercised at various prices between $0.05 and $0.29 per share, resulting in the receipt of total proceeds of $1,680.  No other options were exercised during the nine month period ending September 30, 2011.

On July 26, 2011, we closed on a Securities Purchase Agreement (the “Purchase Agreement”) with multiple accredited investors (the “Purchasers”) to sell 6,142,500 units (“Units”) at a price of $1.00 per Unit, with each Unit consisting of one share of our common stock and a five-year warrant to purchase one-half of one share of the Company’s common stock for a total of 3,071,250 shares at an exercise price of $1.50 per share (the “Offering”).  The Company may redeem outstanding warrants prior to their expiration, at a price of $0.01 per share, provided that the volume weighted average sale price per share of Common Stock equals or exceeds $2.50 per share for ten (10) consecutive trading days ending on the third business day prior to the mailing of notice of such redemption and provided that a resale registration statement with respect to exercise of the warrants is declared effective.  Net proceeds to the Company from the sale of the Units, after deducting selling commissions and offering expenses, were approximately $5.6 million.  The proceeds received were allocated between the common stock and warrants on a relative fair value basis.

The Company agreed to pay the agents in connection with this offering an aggregate fee equal to 7.0% of the gross proceeds from the sale of the Units in the Offering.  Additionally, the Company issued warrants to the agents to purchase an aggregate of 307,125 shares of the Company’s common stock at an exercise price of $1.00 per share to the Agents (the “Agents’ Warrants”).

On August 9, 2011 the Company’s Board of Directors issued 44,000 shares of restricted common stock to an independent contractor for investor relations services provided. The total fair value of the common stock was $43,120 based on the closing price of the Company’s common stock on the date of grant.

Stock Distribution
On June 14, 2010, Ante4, Inc. distributed 21,292,333 shares of the common stock of the Company among Ante4, Inc.’s shareholders pursuant to the spin-off of the Company from Ante4, Inc.  Each shareholder of record was issued one share of Ante5, Inc. common stock for each share of Ante4, Inc. common stock owned by the shareholder.

Note 10 – Warrants and Options

Options and Warrants Granted
On February 22, 2011, we granted 500,000 stock options to James Moe, our chief financial officer.  The options vest annually over three years beginning on March 14, 2012 and are exercisable until February 21, 2021 at an exercise price of $1.65 per share.  The total estimated value using the Black-Scholes Pricing Model, based on a volatility rate of 108% and a call option value of $1.3661, was $683,070, and is being amortized over the implied service term, or vesting period, of the options.  The Company recognized $123,333 of compensation expense during the nine months ended September 30, 2011.

On May 2, 2011, we entered into a Revolving Credit and Security Agreement (the “Credit Agreement”) with certain lenders (collectively, the “Lenders” and individually a “Lender”) and Prenante5, LLC, as agent for the Lenders (PrenAnte5, LLC, in such capacity, the “Agent”).  The facility provides $10 million in financing to be made available for drilling projects on the Company’s North Dakota Bakken and Three Forks position.  The facility will be available for a period of three years over which time we may draw on the line seven times, pay the line down three times, and terminate the facility without penalty one time.  The facility sets the minimum total draw at $500,000 and requires Ante5, upon each draw, to provide the Lender with a compliance certificate that, along with other usual and customary financial covenants, states that Ante5 has at least twelve months interest coverage on its balance sheet in cash.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

In connection with the closing of the Credit Agreement on May 2, 2011, the Company issued to each Lender a five-year warrant to purchase a number of shares of the Company’s common stock equal to an amount determined by multiplying 500,000 by such Lender’s commitment percentage.  The warrants vest on the earlier of the 1 year anniversary of the grant date (May 2, 2012) or when 50% of the LOC has been advanced, and are exercisable until May 1, 2016 at an exercise price of $0.95 per share.  The total estimated value using the Black-Scholes Pricing Model, based on a volatility rate of 97% and a call option value of $0.7837, was $391,872, and is being amortized over the three year life of the credit agreement.  The Company recognized a total of $54,428 of interest expense during the nine months ended September 30, 2011.

In the event of a Lender default (i.e. failure to fund its pro rata commitment), the interest rate on such defaulting Lender’s advances (but not on any non-defaulting Lender’s advances) is automatically reduced from 19% to 12% per annum, and the Company has all other remedies available at law or in equity.  In addition, if the Lender default occurs prior to the earlier to occur of (i) May 2, 2012, or (ii) the date the defaulting Lender has made advances in an amount greater than fifty percent (50%) of its commitment amount, the Company is entitled to cancel all of the defaulting Lender’s then-outstanding warrant and shares of Company common stock issued or issuable upon the exercise of the warrant.

On July 26, 2011, we issued a total of 3,071,250 warrants as part of a Securities Purchase Agreement with multiple accredited investors that purchased a total of 6,142,500 units at a price of $1.00 per Unit consisting of one share of our common stock and a five-year warrant to purchase one-half of one share of the Company’s common stock for a total of 3,071,250 shares at an exercise price of $1.50 per share.  The Company may redeem outstanding warrants prior to their expiration, at a price of $0.01 per share, provided that the volume weighted average sale price per share of Common Stock equals or exceeds $2.50 per share for ten (10) consecutive trading days ending on the third business day prior to the mailing of notice of such redemption and provided that a resale registration statement with respect to exercise of the warrants is declared effective.  In addition, we issued warrants to the agents to purchase an aggregate of 307,125 shares of the Company’s common stock at an exercise price of $1.00 per share to the Agents.  Net proceeds to the Company from the sale of the Units, after deducting selling commissions and offering expenses, were approximately $5.6 million.  The proceeds received were allocated between the common stock and warrants on a relative fair value basis.

On August 4, 2011, we granted 10,000 stock options to a new employee.  The options vest annually over five years beginning on August 4, 2012 and are exercisable until August 3, 2021 at an exercise price of $1.00 per share.  The total estimated value using the Black-Scholes Pricing Model, based on a volatility rate of 86% and a call option value of $0.7436, was $7,436, and is being amortized over the implied service term, or vesting period, of the options.  The Company recognized $248 of compensation expense during the nine months ended September 30, 2011.

During the nine months ended September 30, 2011 we recognized a total of $382,144 of compensation expense on common stock options issued to Officers and Directors during 2010 that is being amortized over the implied service term, or vesting period, of the options.  The remaining unamortized balance of these options is $1,018,910 as of September 30, 2011.

Options Exercised
On March 18, 2011 a total of 24,000 options were exercised at various prices between $0.05 and $0.51 per share for total proceeds of $7,800.  The shares were subsequently issued on April 4, 2011.

On May 18, 2011 a total of 24,000 options were exercised at various prices between $0.05 and $0.51 per share by our CEO in exchange for total proceeds of $7,800.

On July 7, 2011 a total of 12,000 options were exercised at various prices between $0.05 and $0.29 per share, resulting in the receipt of total proceeds of $1,680.

No other options were exercised during the nine month period ending September 30, 2011.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

Note 11 – Asset Retirement Obligation

The Company has asset retirement obligations associated with the future plugging and abandonment of proved properties and related facilities.  Under the provisions of FASB ASC 410-20-25, the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred and a corresponding increase in the carrying amount of the related long lived asset.  The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.  If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.  The Company has no assets that are legally restricted for purposes of settling asset retirement obligations.

The following table summarizes the Company’s asset retirement obligation transactions recorded in accordance with the provisions of FASB ASC 410-20-25 during the nine months ended September 30, 2011:

September 30, 2011
Beginning Asset Retirement Obligation	$-
Liabilities Incurred for New Wells Placed in Production	3,247
Accretion of Discount on Asset Retirement Obligations	420
Ending Asset Retirement Obligation	$3,667

Note 12 – Income Taxes

The Company accounts for income taxes under ASC Topic 740, Income Taxes, which provides for an asset and liability approach of accounting for income taxes.  Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

We currently estimate that our effective tax rate for the year ending December 31, 2011 will be approximately 40%.  Losses incurred during the period from April 9 (inception) to September 30, 2011 as well as additional losses incurred during the remainder of 2011 could be used to offset future tax liabilities.  Accounting standards require the consideration of a valuation allowance for deferred tax assets if it is “more likely than not” that some component or all of the benefits of deferred tax assets will not be realized.  As of September 30, 2011, net deferred tax assets were $-0- after a 100% valuation allowance applied to net deferred tax assets of approximately $520,000.  We have not provided a valuation allowance against our tax liability.  As of September 30, 2011, the Company recognized a deferred tax liability of $2,312,500 related to income taxes on a net contingent consideration receivable resulting from the sale of assets to Party Gaming during 2009.

In accordance with FASB ASC 740, the Company has evaluated its tax positions and determined there are no significant uncertain tax positions as of any date on or before September 30, 2011.

Note 13 – Subsequent Events

Change in Management
On October 26, 2011, Bradley Berman voluntarily resigned as the Chief Executive Officer of the Company effective as of November 9, 2011 and subject to the appointment of Kenneth T. DeCubellis as Chief Executive Officer, and Kenneth T. DeCubellis was appointed as the new Chief Executive Officer of the Company as of November 9, 2011.  Mr. Berman will continue to serve as a director and the Company’s Chairman of the Board of Directors.

In consideration for Mr. DeCubellis’ service as the Chief Executive Officer of the Company, the Company has agreed to pay to Mr. DeCubellis the following compensation: an annual salary of $200,000, participation in Company employee benefit programs if and as they are implemented by the Company, such as 401(k) plans and disability and life insurance coverage, and stock options as disclosed below.

Ante5, Inc.
Notes to Condensed Financial Statements
 (Unaudited)

Common Stock Options
On October 26, 2011, we granted 1,000,000 stock options to Kenneth DeCubellis, our new Chief Executive Officer.  The options vest annually over five years beginning on October 26, 2012 and are exercisable until October 25, 2021 at an exercise price of $1.00 per share.

On November 2, 2011, we granted 200,000 stock options to our CFO.  The options vest annually over five years beginning on November 2, 2012 and are exercisable until November 1, 2021 at an exercise price of $1.00 per share.

On November 2, 2011, we granted 133,000 stock options to our COO.  The options vest annually over five years beginning on November 2, 2012 and are exercisable until November 1, 2021 at an exercise price of $1.00 per share.

On November 2, 2011, we granted 10,000 stock options to an employee.  The options vest annually over five years beginning on November 2, 2012 and are exercisable until November 1, 2021 at an exercise price of $1.00 per share.

On November 2, 2011, we granted 100,000 stock options to one of our Directors.  The options vest annually over five years beginning on November 2, 2012 and are exercisable until November 1, 2021 at an exercise price of $1.00 per share.

On November 2, 2011, we granted 100,000 stock options to one of our Directors.  The options vest annually over five years beginning on November 2, 2012 and are exercisable until November 1, 2021 at an exercise price of $1.00 per share.

Acquisitions of Acreage
On October 7, 2011, the Company acquired a total of 636 net mineral acres of undeveloped oil and gas properties located in Mountrail, Williams, Dunn and Billings Counties within North Dakota.  In consideration for the assignment of these mineral leases, the Company paid a total of $1,413,659.

On October 21, 2011, the Company, working in conjunction with another oil and gas company, acquired a total of 320 net mineral acres of undeveloped oil and gas properties located in McKenzie County within North Dakota.  In consideration for the assignment of these mineral leases, the Company paid a total of $960,000, or $3,000 per net acre, and then assigned 80% of our interests, or 256 net acres at $3,000 per net acre to our bidding partners.  This resulted in a net acquisition of 64 net mineral acres in exchange for net proceeds paid of $192,000. No gain or loss was recognized on the subsequent assignment of the properties.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Cautionary Statements

We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect our company and to take advantage of the “safe harbor” protection for forward-looking statements that applicable federal securities law affords.

From time to time, our management or persons acting on our behalf may make forward-looking statements to inform existing and potential security holders about our company. All statements other than statements of historical facts included in this report regarding our financial position, business strategy, plans and objectives of management for future operations and industry conditions are forward-looking statements. When used in this report, forward-looking statements are generally accompanied by terms or phrases such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “target,” “plan,” “intend,” “seek,” “goal,” “will,” “should,” “may” or other words and similar expressions that convey the uncertainty of future events or outcomes. Items making assumptions regarding actual or potential future sales, market size, collaborations, trends or operating results also constitute such forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements include the following:

●	volatility or decline of our stock price;
●	low trading volume and illiquidity of our common stock, and possible application of the SEC’s penny stock rules;
●	we are subject to certain contingent liabilities of our former parent company, and we have an indemnification obligation for certain liabilities, if any, that our former parent company may incur to a third party arising from pre-spin-off operations;
●	potential fluctuation in quarterly results;
●	our failure to earn revenues or to monetize claims that we have for payments owed to us;
●	material defaults on monetary obligations owed us, resulting in unexpected losses
●	inadequate capital to acquire working interests in oil and gas prospects and to participate in the drilling and production of oil and other hydrocarbons;
●	unavailability of oil and gas prospects to acquire;
●	failure to discover or produce commercial quantities of oil, natural gas or other hydrocarbons;
●	cost overruns incurred on our oil and gas prospects, causing unexpected operating deficits;
●	drilling of dry holes;
●	acquisition of oil and gas leases that are subsequently lost due to the absence of drilling or production;
●	dissipation of existing assets and failure to acquire or grow a new business;
●	lower royalty income than anticipated or the absence of royalty income due to default or for other reasons; and
●	litigation, disputes and legal claims involving outside parties.

We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made.

Readers are urged not to place undue reliance on these forward-looking statements. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the United States Securities and Exchange Commission (the “SEC”) which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

Overview and Outlook

We are an oil and natural gas exploration and production company.  Our properties are located in North Dakota.  Our corporate strategy is the acquisition, exploration, development and production of crude oil and natural gas properties, primarily in the Bakken and Three Forks trends in North Dakota and Montana.  As of September 30, 2011, we controlled the rights to mineral leases covering approximately 9,880 net acres for prospective drilling to the Bakken and/or Three Forks formations.  Looking forward, we are pursuing the following objectives:

●	Acquire high-potential mineral leases;
●	Access appropriate capital markets to fund continued acreage acquisition and drilling activities;
●	Develop and maintain strategic industry relationships;
●	Attract and retain talented associates;
●	Operate a low overhead non-operator business model; and
●	Become a low cost producer of hydrocarbons.

We are formerly a wholly-owned subsidiary of Ante4, Inc., which spun us off to its shareholders of record on or about April 16, 2010.  Ante4 formerly operated as WPT Enterprises, Inc. when it created internationally branded entertainment and consumer products driven by the development, production and marketing of televised programming based on gaming themes.  On November 2, 2009, Ante4 closed a transaction with Peerless Media, Ltd., a subsidiary of PartyGaming, PLC.  In the transaction, Ante4 sold to PartyGaming substantially all of Ante4’s operating assets other than cash, investments and certain excluded assets.  As a result of closing the transaction, Ante4 no longer operated a substantial portion of the WPT business.  In connection with the transaction, Ante4 retained the rights to a future Royalty Stream from the operation of the WPT business by Peerless Media, and certain other assets. Ante4 then transferred substantially all of those assets to us when we were a wholly-owned subsidiary of Ante4.  As the owner of these historical assets, we have succeeded to Ante4’s rights to the Royalty Stream and other claims, which we intend to monetize and manage.

Production History

The following table presents information about our produced oil and gas volumes during the three and nine months ended September 30, 2011.  As of September 30, 2011, we were selling oil and natural gas from a total of 21 gross wells (approximately 0.66 net wells).  All data presented below is derived from accrued revenue and production volumes for the relevant period indicated.  We entered into the oil & gas industry in October of 2010, as such, we do not have information to present for the comparative periods ended September 30, 2010.

	For the Three Months Ended September 30, 2011	For the Nine Months Ended September 30, 2011
Net Production:
Oil (Bbl)	10,288	14,028
Natural Gas (Mcf)	3,479	4,200
Barrel of Oil Equivalent (Boe)	10,868	14,728

Average Sales Prices:
Oil (per Bbl)	$85.61	$86.95
Effect of oil hedges on average price (per Bbl)	$-	$-
Oil net of hedging (per Bbl)	$85.61	$86.95
Natural Gas (per Mcf)	$7.27	$6.73
Effect of natural gas hedges on average price (per Mcf)	$-	$-
Natural gas net of hedging (per Mcf)	$7.27	$6.73

Average Production Costs:
Oil (per Bbl)	$35.14	$26.97
Natural Gas (per Mcf)	$0.29	$0.28
Barrel of Oil Equivalent (Boe)	$33.36	$25.77

Depletion of Oil and Natural Gas Properties

Our depletion expense is driven by many factors including certain exploration costs involved in the development of producing reserves, production levels and estimates of proved reserve quantities and future developmental costs.  The following table presents our depletion expenses for the three and nine months ended September 30, 2011.

	For the Three Months Ended September 30, 2011	For the Nine Months Ended September 30, 2011

Depletion of oil and natural gas properties	$327,363	$431,893

Productive Oil Wells

The following table summarizes gross and net productive oil wells by state at September 30, 2011.  A net well represents our percentage ownership of a gross well.  The following table does not include wells in which our interest is limited to royalty and overriding royalty interests.  The following table also does not include wells which were awaiting completion, in the process of completion or awaiting flow back subsequent to fracture stimulation.

	September 30, 2011
	Gross	Net

North Dakota	21	0.66

Results of Operations for the Three Months Ended September 30, 2011 and September 30, 2010.

The following table summarizes selected items from the statement of operations for the three months ended September 30, 2011 and September 30, 2010.

	For the three months ended September 30, 2011	For the three months ended September 30, 2010	Increase / (Decrease)

Oil and gas sales	$900,511	$-	$900,511

Operating expenses:
Production expenses	362,560	-	362,560
Production taxes	101,936	-	101,936
General and administrative	474,570	148,064	326,506
Depletion of oil and gas properties	327,363	-	327,363
Accretion of discount on asset retirement obligations	154	-	154
Depreciation and amortization	2,869	743	2,126
Total operating expenses:	1,269,452	148,807	1,120,645

Net operating loss	(368,941)	(148,807)	220,134

Total other income (expense)	(17,571)	139,981	157,552

Loss before provision for income taxes	(386,512)	(8,826)	377,686

Provision for income taxes	48,300	-	48,300

Net (loss)	$(338,212)	$(8,826)	$329,386

The Company was established on April 9, 2010 (inception) and had limited operations during the three months ended September 30, 2010.  We did not begin acquiring oil and gas leases and participating in the drilling of wells in the Bakken and Three Forks trends in North Dakota and Montana until October of 2010.  As such, there were no comparative oil and gas related revenues and expenses during the three months ended September 30, 2010.

Revenues:

We recognized $900,511 in revenues from sales of crude oil and natural gas for the three months ended September 30, 2011.  These revenues are due to the drilling and development of producing wells.  We had twenty-one gross producing wells as of September 30, 2011, and an additional seven wells that were either in the drilling preparation, drilling, awaiting completion, or completing stages.  In late September one of the wells in which we hold a larger interest experienced pump failure.  We expect this well will return to full production in the fourth quarter, however the temporary loss of production will likely impact fourth quarter revenues.

Expenses:

Production expenses and taxes

Our production expenses of $362,560 and production taxes of $101,936 for the three months ended September 30, 2011 are comprised of certain production costs involved in the development of producing reserves in the Bakken formation.  Combined they represent approximately 52% of the oil and gas sales for the three month period ended September 30, 2011.  Our production expenses and taxes increased as a percentage of sales by 36% from 16% for the three month period ended June 30, 2011 primarily due to additional transportation costs in the Bakken region due to congestion and delays in transporting the disposal of byproducts in the drilling process.  In addition, the well that is responsible for the majority of these additional costs is currently not producing due to a pump failure.  We expect this well to be producing again in the near term, and anticipate these additional costs will dissipate in the future as additional waste treatment facilities are opened.

General and administrative expenses

General and administrative expenses for the three months ended September 30, 2011 were $474,570, compared to $148,064 for the three months ended September 30, 2010, an increase of $326,506, or 221%.  Our increase in general and administrative expenses was primarily due to increased compensation as a result of hiring additional employees and professionals needed to support our expanding operations as we grew our oil and gas operations.

Depletion of oil and natural gas properties

Our depletion expense is driven by many factors, including certain exploration costs involved in the development of producing reserves, production levels and estimates of proved reserve quantities and future developmental costs.  We recognized depletion expense of $327,363 for the three months ended September 30, 2011.

Depreciation

Depreciation expense for the three months ended September 30, 2011 was $2,869, compared to $743 for the three months ended September 30, 2010, an increase of $2,126, or 286%.  The increased depreciation expense was due to the additional depreciation associated with the purchase of office equipment in 2011.  We anticipate quarterly depreciation of approximately $4,000 through the remainder of the year for 2011 due to additional depreciation on a capitalized website that is expected to be placed in service during the fourth quarter of 2011.

Net operating loss

The net operating loss for the three months ended September 30, 2011 was $368,941, compared to $148,807 for the three months ended September 30, 2010, an increase of $220,134, or 148%.  Our net operating loss consisted primarily of oil & gas production costs, professional fees, officer salaries and depletion expense, netted against our oil and gas income, as we aggressively expanded our oil and gas business.

Other income and (expenses)

Other income and (expenses) for the three months ended September 30, 2011 was ($17,571), compared to $139,981 for the three months ended September 30, 2010, a decrease of $157,552, or 113%.  The net other income and (expenses) for the three months ended September 30, 2011 consisted of $252 of interest income earned on money market accounts, ($38,233) of interest expense, consisting of ($32,656) of expenses incurred on the issuances of 500,000 warrants, as well as, ($5,577) of amortized professional fees incurred in obtaining a revolving credit and security agreement.  We also recognized a gain on debt settlement of ($20,410) related to the settlement of certain accounts payable liabilities for legal fees incurred prior to our spin-off on April 16, 2010.  Our net other income and (expenses) for the three months ended September 30, 2010 consisted of $1,988 of interest income earned on money market accounts and ($2,889) of interest expense related to short term loan obligations that were subsequently repaid and satisfied in full, a $21 refund received, and $140,861 received as part of a termination and release agreement with Poker Royalty, LLC (“Poker Royalty”).  The 2010 settlement released Poker royalty from its obligations under a May 15, 2004 marketing agreement that was part of the WPT interests that were spun-off to us from Ante4, Inc.

Net loss

The net loss for the three months ended September 30, 2011 was $338,212, compared to $8,826 for the three months ended September 30, 2010, an increase of $329,386, or 3,732%.  Our net loss consisted primarily of oil & gas production costs, professional fees, officer salaries and stock support services expense, netted against our oil and gas income and change in provision for income taxes, as we aggressively expanded our oil and gas operations.  Our net loss increased primarily due to our oil & gas operations that had not yet commenced in the comparative three months ended September 30, 2010.

Results of Operations for the Nine Months Ended September 30, 2011 and the Period from April 9, 2010 (Inception) to September 30, 2010.

The following table summarizes selected items from the statement of operations for the nine months ended September 30, 2011 and the period from April 9, 2010 (Inception) to September 30, 2010.

	For the nine months ended September 30, 2011	April 9, 2010 (Inception) to September 30, 2010	Increase / (Decrease)

Oil and gas sales	$1,248,041	$-	$1,248,041

Operating expenses:
Production expenses	379,535	-	379,535
Production taxes	138,939	-	138,939
General and administrative	1,332,556	487,594	844,962
Depletion of oil and gas properties	431,893	-	431,893
Accretion of discount on asset retirement obligations	420	-	420
Depreciation and amortization	8,951	1,362	7,589
Total operating expenses:	2,292,294	488,956	1,803,338

Net operating loss	(1,044,253)	(488,956)	555,297

Total other income (expense)	(140,696)	133,497	274,193

Loss before provision for income taxes	(1,184,949)	(355,459)	829,490

Provision for income taxes	380,500	-	380,500

Net (loss)	$(804,449)	$(355,459)	$448,990

The Company was established on April 9, 2010 (inception) and had limited operations during the period from April 9, 2010 (Inception) to September 30, 2010.  We did not begin acquiring oil and gas leases and participating in the drilling of wells in the Bakken and Three Forks trends in North Dakota and Montana until October of 2010.  As such, there were no comparative oil and gas related revenues and expenses during the period from April 9, 2010 (Inception) to September 30, 2010.

Revenues:

We recognized $1,248,041 in revenues from sales of crude oil and natural gas for the nine months ended September 30, 2011.  These revenues are due to the drilling and development of producing wells.  We had twenty-one gross producing wells as of September 30, 2011, and an additional seven wells that were either in the drilling preparation, drilling, awaiting completion, or completing stages. In late September one of the wells in which we hold a larger interest experienced pump failure.  We expect this well will return to full production in the fourth quarter, however the temporary loss of production will likely impact fourth quarter revenues.

Expenses:

Production expenses and taxes

Our production expenses of $379,535 and production taxes of $138,939 for the nine months ended September 30, 2011 are comprised of certain production costs involved in the development of producing reserves in the Bakken formation.  Combined they represent approximately 42% of the oil and gas sales for the nine month period ended September 30, 2011.  Our production expenses and taxes increased as a percentage of sales by 26% from 16% for the six month period ended June 30, 2011 primarily due to additional transportation costs in the Bakken region due to congestion and delays in transporting the disposal of byproducts in the drilling process.  In addition, the well that is responsible for the majority of these additional costs is currently not producing due to a pump failure.  We expect this well to be producing again in the near term, and anticipate these additional costs will dissipate in the future as additional waste treatment facilities are opened.

General and administrative expenses

General and administrative expenses for the nine months ended September 30, 2011 were $1,332,556, compared to $487,594 for the period from April 9, 2010 (Inception) to September 30, 2010, an increase of $844,962, or 173%.  Our increase in general and administrative expenses was primarily due to increased compensation as a result of hiring additional employees and professionals needed to support our expanding operations as we grew our oil and gas operations.

Depletion of oil and natural gas properties

Our depletion expense is driven by many factors, including certain exploration costs involved in the development of producing reserves, production levels and estimates of proved reserve quantities and future developmental costs.  We recognized depletion expense of $431,893 for the nine months ended September 30, 2011.

Depreciation

Depreciation expense for the nine months ended September 30, 2011 was $8,951, compared to $1,362 for the period from April 9, 2010 (Inception) to September 30, 2010, an increase of $7,589, or 557%.  The increased depreciation expense was due to the additional depreciation associated with the purchase of office equipment in 2011.  We anticipate quarterly depreciation of approximately $4,000 through the remainder of the year for 2011 due to additional depreciation on a capitalized website that is expected to be placed in service during the fourth quarter of 2011.

Net operating loss

The net operating loss for the nine months ended September 30, 2011 was $1,044,253, compared to $488,956 for the period from April 9, 2010 (Inception) to September 30, 2010, an increase of $555,297, or 114%.  Our net operating loss consisted primarily of oil & gas production costs, professional fees, officer salaries and depletion expense, netted against our oil and gas income, incurred as we expanded our oil and gas business.

Other income and (expenses)

Other income and (expenses) for the nine months ended September 30, 2011 was ($140,696), compared to $133,497 for the period from April 9, 2010 (Inception) to September 30, 2010, a decrease of $274,193, or 205%.  The net other income and (expenses) for the nine months ended September 30, 2011 consisted of $1,664 of interest income earned on money market accounts, ($63,723) of interest expense, consisting of ($54,428) of expenses incurred on the issuances of 500,000 warrants, as well as, ($9,295) of amortized professional fees incurred in obtaining a revolving credit and security agreement.  We also incurred a loss of ($1,061) on the disposal of assets, and ($97,686) of indemnification expenses related to payments made pursuant to previously unidentified tax obligations prior to our spin-off on April 16, 2010.  In addition, we recognized a gain on debt settlement of ($20,410) related to the settlement of certain accounts payable liabilities for legal fees incurred prior to our spin-off on April 16, 2010.  Our net other income and (expenses) for the period from April 9, 2010 (Inception) to September 30, 2010 consisted of $4,044 of interest income earned on money market accounts and ($11,429) of interest expense related to short term loan obligations that were subsequently repaid and satisfied in full, a $21 refund received, and $140,861 received as part of a termination and release agreement with Poker Royalty, LLC (“Poker Royalty”).  The 2010 settlement released Poker royalty from its obligations under a May 15, 2004 marketing agreement that was part of the WPT interests that were spun-off to us from Ante4, Inc.

Net loss

The net loss for the nine months ended September 30, 2011 was $804,449, compared to $355,459 for the period from April 9, 2010 (Inception) to September 30, 2010, an increase of $448,990, or 126%.  Our net loss consisted primarily of oil & gas production costs, professional fees, officer salaries and stock support services expense, netted against our oil and gas income and change in provision for income taxes, as we aggressively expanded our oil and gas operations.  Our net loss increased primarily due to our oil & gas operations that had not yet commenced in the comparative three months ended September 30, 2010.

Non-GAAP Financial Measures

Adjusted EBITDA

In addition to reporting net income (loss) as defined under GAAP, we also present Adjusted EBITDA.  We define Adjusted EBITDA as net income before (i) interest expense, (ii) income taxes, (iii) depreciation, depletion and amortization, (iv) accretion of abandonment liability, and (v) non-cash expenses relating to share based payments recognized under ASC Topic 718.  We believe the use of non-GAAP financial measures provides useful information to investors regarding our current financial performance, however, Adjusted EBITDA does not represent, and should not be considered an alternative to GAAP measurements.  We believe this measure is useful in evaluating our fundamental core operating performance.  Specifically, we believe the non-GAAP Adjusted EBITDA results provide useful information to both management and investors by excluding certain expenses that our management believes are not indicative of our core operating results.  Although we use adjusted EBITDA to manage our business, including the preparation of our annual operating budget and financial projections, we believe that non-GAAP financial measures have limitations and do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures.  A reconciliation of Adjusted EBITDA to Net Income, GAAP, is included below:

Ante5, Inc.
Reconciliation of Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net Loss	$(338,212)	$(8,826)	$(804,449)	$(355,459)

Add Back:

Interest Expense	38,233	2,889	63,723	11,429

Income Tax Provision	(48,300)	-	(380,500)	-

Depreciation, Depletion, Amortization, and Accretion	330,232	743	440,844	1,362

Accretion of Abandonment Liability	154	-	420	-

Share Based Compensation	223,217	-	535,479	58,425

Adjusted EBITDA	$205,324	$(5,194)	$(144,483)	$(284,243)

Liquidity and capital resources

The following table summarizes our total current assets, liabilities and working capital at September 30, 2011 and December 31, 2010.

	September 30, 2011	December 31, 2010
Current Assets	$4,562,150	$8,888,881

Current Liabilities	$2,801,684	$892,628

Working Capital	$1,760,466	$7,996,253

While we have raised capital to meet our working capital and financing needs in the past, additional financing will be required in order to meet our current and projected cash requirements for the operation of our oil and gas business.  As of September 30, 2011, we had working capital of $1,760,466.

On July 26, 2011, we closed on a Securities Purchase Agreement (the “Purchase Agreement”) with multiple accredited investors (the “Purchasers”) to sell 6,142,500 units (“Units”) at a price of $1.00 per Unit, with each Unit consisting of one share of our common stock and a five-year warrant to purchase one-half of one share of the Company’s common stock for a total of 3,071,250 shares at an exercise price of $1.50 per share (the “Offering”).  The Company may redeem outstanding warrants prior to their expiration, at a price of $0.01 per share, provided that the volume weighted average sale price per share of Common Stock equals or exceeds $2.50 per share for ten (10) consecutive trading days ending on the third business day prior to the mailing of notice of such redemption and provided that a resale registration statement with respect to exercise of the warrants is declared effective.  Net proceeds to the Company from the sale of the Units, after deducting selling commissions and offering expenses, were approximately $5.6 million.

The Company paid the agents in connection with the offering an aggregate fee equal to 7.0% of the gross proceeds from the sale of the Units in the Offering.  Additionally, the Company issued warrants to purchase an aggregate of 307,125 shares of the Company’s common stock at an exercise price of $1.00 per share to the agents.

Revolving Credit Facility

Our revolving credit facility provides $10 million in financing to be made available for drilling projects on our North Dakota Bakken and Three Forks projects.  The facility is secured by substantially all of our assets and matures on May 2, 2014. We may draw on the facility seven times, repay amounts outstanding three times, and terminate the facility without penalty one time.  The facility provides that minimum advances must exceed $500,000 and requires Ante5, upon each draw, to provide the Lender with a compliance certificate that, along with other usual and customary financial covenants, states that Ante5 has at least twelve months interest coverage on its balance sheet in cash.  The facility requires us to maintain available cash in an amount not less than 12 months of the scheduled payment of interest on outstanding advances.

Interest on advances is payable quarterly.  Interest accrues on outstanding principal at the rate of 19% per annum, provided that we may in our sole discretion, elect to pay:
●	100% of the interest due and owing on each interest payment date in cash or
●	interest in cash at a rate per annum equal to 15% and to defer and add to the principal amount of the advances the balance of the interest due and owing, which we refer to as contingent interest.

If we elect the contingent interest option, each lender then has the option to either:
●	permit contingent interest to be deferred and added as an advance to the principal amount of such lender’s advances, or
●
be paid the contingent interest proposed for deferral in shares of our common stock having a value equal to the proposed deferral amount with respect to such lender’s advances.  The value of the shares of common stock issued will be equal to 85% of the average last sale price of the common stock that is quoted during the five trading days immediately preceding the last day of the calendar quarter for which the contingent interest payment is due.

In connection with the closing of the Credit Agreement on May 2, 2011, we issued to each Lender a five-year warrant to purchase a number of shares our common stock equal to an amount determined by multiplying 500,000 by such Lender’s commitment percentage, at an exercise price per share equal to $0.95 per share.  In the event of a Lender default (i.e. failure to fund its pro rata commitment), the interest rate on such defaulting Lender’s advances (but not on any non-defaulting Lender’s advances) is automatically reduced from 19% to 12% per annum, and we have all other remedies available at law or in equity.  In addition, if the Lender default occurs prior to the earlier to occur of (i) May 2, 2012, or (ii) the date the defaulting Lender has made advances in an amount greater than fifty percent (50%) of its commitment amount, we are entitled to cancel all of the defaulting Lender’s then-outstanding warrant and shares of our common stock issued or issuable upon the exercise of the warrant.  We anticipate drawing on this facility in the fourth quarter of 2011 or early in 2012.

Morris Goldfarb, one of our directors, is participating as a Lender through the Agent with a commitment amount of $1.5 million in the facility.  In consideration for his participation through the Agent, Mr. Goldfarb was issued 75,000 warrants (his pro-rata share as a Lender) with an exercise price of $0.95 per share with the same terms and conditions as the other warrants issued in connection with the closing of the Credit Agreement.

Anticipated Liquidity Needs

We raised capital in 2010 and 2011 for our oil and gas investments through a combination of private sales of our common stock and purchase money equity (shares of our common stock) issued to the sellers of oil and gas properties to us.  We anticipate additional capital or financing activities in 2012 and in future years to finance the costs of acquiring additional oil and gas acreage, which we intend to pursue.  We plan to utilize the proceeds to acquire properties and pay for the related drilling, completion and operating costs on our oil and gas prospects.  For drilling costs, we entered into a revolving credit agreement in May 2011.  We believe this facility will provide financing needed to fund our drilling needs for 2011 and early 2012.  However, we will continue to monitor our needs and increase or replace credit facility when necessary.  Should we not be able to secure additional financing when needed, we may not be able to grow and may be required to reduce the scope of our operations, any of which would have a material adverse effect on our business.  Our future capital requirements will depend on many factors, including the identification of additional oil and gas acreage and expansion opportunities, the frequency of drilling activities on our prospects, the cost and availability of third-party capital or financing, and our revenues, cash flow and operating costs.

We anticipate that we may incur operating losses throughout the remainder of the calendar year.  Although our revenues are expected to grow as our wells are placed into production, our revenues are not expected to exceed our investment and operating costs in 2011.  Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of operations.  To address these risks, we must, among other things, seek growth opportunities through investment and acquisitions in the oil and gas industry, effectively monitor and manage our claims for payments that are owed to us, implement and successfully execute our business strategy, respond to competitive developments, and attract, retain and motivate qualified personnel.  We cannot assure that we will be successful in addressing such risks, and the failure to do so could have a material adverse effect on our business prospects, financial condition and results of operations.

Satisfaction of our cash obligations for the next 12 months.

As of September 30, 2011, our balance of cash and cash equivalents was $3,212,444.  Our plan for satisfying our cash requirements for the next twelve months is through sale of shares of our common stock, third party financing, and/or traditional bank financing.  We may realize proceeds from our Royalty Stream payable to us by Peerless Media, Ltd. or from our lawsuit against Deloitte Touche, although we are not currently relying on those revenue sources because of our disputes with them.  Furthermore, royalties in excess of the minimum guarantee on the Royalty Stream are contingent on revenues earned by Peerless Media under the World Poker Tour brand name.  There is no assurance as to whether, or when, we will be paid royalties under our agreement with Peerless Media, Ltd. See “Part II, Item 1. Legal Proceedings.”

Off-Balance Sheet Arrangements

In connection with the transfer of the Ante5 assets to us, we assumed certain liabilities of Ante4 relating to the previous WPT business.  We also agreed to indemnify Ante4 and related individuals from (a) liabilities and expenses relating to operations of Ante4 prior to the effective date of the merger between Ante4 and Plains Energy Investments, Inc., (b) operation or ownership of Ante5’s assets after the merger effective date, and (c) certain tax liabilities of Ante4. Ante5’s obligation to indemnify Ante4 for operations before the merger and such tax liabilities is limited to $2.5 million in the aggregate and terminates on or about April 15, 2012.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial conditions and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP.  The preparation of these financial statements required us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses.  On an ongoing basis, we evaluate these estimates and judgments, including those described below.  We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances.  These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results and experiences may differ materially from these estimates.

While our significant accounting policies are more fully described in notes to our financial statements appearing elsewhere in this Form 10-Q, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and affect the more significant judgments and estimates that we used in the preparation of our financial statements.

Stock-Based Compensation

We have accounted for stock-based compensation under the provisions of FASB Accounting Standards Codification (ASC) 718-10-55 (Prior authoritative literature: FASB Statement 123(R), Share-Based Payment).  This statement requires us to record any expense associated with the fair value of stock-based compensation.  We used the Black-Scholes option valuation model to calculate stock based compensation at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

Full Cost Method

We follow the full cost method of accounting for oil and gas operations whereby all costs related to the exploration and development of oil and gas properties are initially capitalized into a single cost center (“full cost pool”).  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling directly related to acquisitions, and exploration activities.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Commodity Price Risk

The price we receive for our crude oil and natural gas production will heavily influence our revenue, profitability, access to capital and future rate of growth. Crude oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for crude oil and natural gas have been volatile, and these markets will likely continue to be volatile in the future. The prices we receive for our production depend on numerous factors beyond our control. Our revenue will generally increase or decrease along with any increases or decreases in crude oil or natural gas prices, but the exact impact on our income is indeterminable given the variety of expenses associated with producing and selling crude oil that also increase and decrease along with crude oil prices.

ITEM 4.  CONTROLS AND PROCEDURES.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Our management, under the direction of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such terms are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2011.  As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation our management, including the Company’s Chief Executive Officer and Chief Financial Officer, has concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2011 to ensure that the information required to be disclosed in our Exchange Act reports was recorded, processed, summarized and reported on a timely basis.

There have been no changes in the Company’s internal control over financial reporting  during the three month period ended September 30, 2011 that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS.

PartyGaming

We have a dispute with Peerless Media, Ltd., a subsidiary of ElectraWorks, Ltd., the primary operating subsidiary of PartyGaming, PLC, regarding their performance of obligations with respect to the WPT Business purchased by it from Ante4 in November 2009.  Accordingly, we have initiated arbitration.  The arbitration was brought pursuant to the arbitration agreement contained in the Asset Purchase Agreement (“APA”) between Peerless, a wholly owned subsidiary of PartyGaming, Plc, now bwin.party digital entertainment Plc, and World Poker Tour Enterprises, Inc. (“WPTE”), a predecessor in interest to Ante5.  The arbitration arises out of alleged representations and assurances made by Peerless and Jim Ryan (“Ryan”) to WPTE during the negotiation phase of the asset purchase of WPTE, upon which WPTE purports to have relied to its detriment and which WPTE contends resulted in breach of contract as well as tortious harm.  Ante5 seeks legal and equitable relief, including punitive damages.

Arbitral proceedings are pending before Judicial Arbitration and Mediation Services (JAMS) in Los Angeles, California.  The arbitration demand was filed on March 18, 2011, and the arbitration commenced on March 28, 2011.  Ante5, Inc. is the claimant. Named respondents are Peerless Media, Ltd. (“Peerless”), and Ryan.  Ryan filed a complaint in the U.S. District Court for the Central District of California on April 11, 2011, for declaratory relief that he is not required to arbitrate Ante5’s claims against him.  The federal action is ongoing.  The parties are currently engaged in discovery. The arbitration hearing was scheduled for January 2012, but has since been rescheduled for April 2012.

Deloitte & Touche

Under our distribution (spin-off) agreement with Ante4, Inc., we were assigned rights under the claims in the case of WPT Enterprises, Inc. v. Deloitte & Touche, LLP, currently pending before the Superior Court of the State of California, County of Los Angeles.  The case is being handled by our attorneys on a contingency fee arrangement. The complaint in the case was filed in June 2007 and alleges claims for, among other things, breach of contract and professional negligence against Deloitte & Touche, LLP ("Deloitte").  The plaintiffs, former shareholders of WPT Enterprises, Inc. ("WPTE"), allege that Deloitte caused them substantial harm when Deloitte refused to consent to the use of its audit opinion letter in connection with WPTE proposed stock offering. The case is currently scheduled for trial in March 2012.

ITEM 2.  UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

On July 26, 2011, we closed on a Securities Purchase Agreement (the “Purchase Agreement”) with multiple accredited investors (the “Purchasers”) to sell 6,142,500 units (“Units”) at a price of $1.00 per Unit, with each Unit consisting of one share of our common stock and a five-year warrant to purchase one-half of one share of the Company’s common stock for a total of 3,071,250 shares at an exercise price of $1.50 per share (the “Offering”).  The Company may redeem outstanding warrants prior to their expiration, at a price of $0.01 per share, provided that the volume weighted average sale price per share of Common Stock equals or exceeds $2.50 per share for ten (10) consecutive trading days ending on the third business day prior to the mailing of notice of such redemption and provided that a resale registration statement with respect to exercise of the warrants is declared effective.  Net proceeds to the Company from the sale of the Units, after deducting selling commissions and offering expenses, were approximately $5.6 million.

The Company paid the agents in connection with the offering an aggregate fee equal to 7.0% of the gross proceeds from the sale of the Units in the Offering.  Additionally, the Company issued warrants to purchase an aggregate of 307,125 shares of the Company’s common stock at an exercise price of $1.00 per share to the agents.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4.  (REMOVED AND RESERVED).

ITEM 5.  OTHER INFORMATION.

None.

ITEM 6.  EXHIBITS.

Exhibit	Description

31.1	Section 302 Certification of Chief Executive Officer
31.2	Section 302 Certification of Chief Financial Officer
32.1	Section 906 Certification of Chief Executive Officer
32.2	Section 906 Certification of Chief Financial Officer
101.INS	XBRL Instance Document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.DEF	XBRL Definition Linkbase Document
101.LAB	XBRL Labels Linkbase Document
101.PRE	XBRL Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ANTE5, INC.

Dated: November 14, 2011	By:	/s/ Kenneth DeCubellis
Kenneth DeCubellis, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

Dated: November 14, 2011	By:	/s/ James A. Moe
James A. Moe, Chief Financial Officer (Principal Financial Officer)